UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				OMB APPROVAL
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)The Progressive Corporation	(b) IRS IDENT. NO. 34-0963169	(c) S.E.C. FILE NO. 1-9518		WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 6300 Wilson Mills Road, Mayfield Village, OH 44143			(e) TELEPHONE NO.
			AREA CODE 440	NUMBER 461-5000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Brian C. Domeck	(b) RELATIONSHIP TO ISSUER Vice President and Chief Financial Officer	(c) ADDRESS STREET CITY 6300 Wilson Mills Road, Mayfield Village, OH 44143	STATE ZIP CODE

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)		SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold		Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number
Common Shares $1 Par Value		Fidelity Brokerage Service100 Summer StreetBoston, MA 02110		41,986	*$875,408.10	663,458,834	11/18/10	NYSE

INSTRUCTIONS:	3. (a) Title of the class of securities to be sold
1. (a) Name of issuer	(b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer’s I.R.S. Identification Number	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer’s S.E.C. file number, if any	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer’s address, including zip code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuer’s telephone number, including area code	by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2. (a) Name of person for whose account the securities are to be sold	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10%

stockholder, or member of immediate family of any of the foregoing) *Based on 11/16/10 closing price of $20.85 per share.

(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares $1 Par Value	11/18/10	Exercise of option to purchase shares under the issuer's Stock Option Plan (registered)	Issuer	41,986	11/18/10	Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A

REMARKS:

INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as hereby represents by signing this notice that he does not know any material adverse information in regard to to the person for whose account the securities are to be sold but also as to all other persons included the current and prospective operations of the Issuer of the securities to be sold which has not been publicly in that definition. In addition, information shall be given as to sales by all persons whose sales are disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the this notice. instruction given, that person makes such representation as of the plan adoption or instruction date. David M. Coffey by Power of Attorney11/17/10

DATE OF NOTICE (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1 of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)